FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of _____September 16, 2008_______

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F  ___

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

___September 16, 2008______

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

 SOUTHWESTERN SIGNS LETTER OF INTENT AND

PRIVATE PLACEMENT WITH HOCHSCHILD MINING

September 16, 2008

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) is pleased to announce that it has entered into a Letter of Intent (the "LOI") with Hochschild Mining Holdings Limited, a subsidiary of Hochschild Mining plc (collectively, "Hochschild"), to jointly explore for new base and precious metal deposits in southern Peru and which also provides for a strategic investment by Hochschild in the Company's common shares.

Under the terms of the LOI, Southwestern and Hochschild will jointly conduct and carry forward exploration activities for new base and precious metal deposits within an area of approximately 34,000 km2 in southern Peru (the "Area of Interest"). Each party will have an initial participating interest of 50% in each new project defined within the Area of Interest.  Southwestern will have an option to increase its interest to 70% for base metal projects by delivering a positive feasibility study within five years of starting such project.  Similarly, Hochschild will have an option to increase its interest to 70% for precious metal projects by delivering a positive feasibility study within five years of starting such project. The Company will be the initial operator of all new projects.

Additionally, Hochschild will acquire 4,991,438 common shares of the Company, representing 10% of the then outstanding common shares of Southwestern, at a price of $0.90 per common share by way of a private placement (the "Private Placement").  The Private Placement will be closed in escrow pending the finalization of the class action settlement, which was announced in the Company's news release dated September 10, 2008.  The Private Placement is subject to customary conditions, including completion of satisfactory due diligence by Hochschild, and acceptance by the TSX.

As previously disclosed in the Company's press release dated August 21, 2008, Hochschild acquired Newmont Peru Limited's (“Newmont”) 50% direct and indirect interest in the Liam Joint Venture and certain related assets for consideration of US$33.3 million cash.  As a result of that acquisition, Southwestern and Hochschild will be 50/50 partners in the Liam Joint Venture.

Hochschild is a leading precious metals company, which operates five underground epithermal vein mines, with four located in southern Peru.  Hochschild has over 40 years experience in the mining of precious metal epithermal vein deposits.

Timo Jauristo, the Interim President and CEO of the Company, commented that: “Both Southwestern and Hochschild have long histories in this highly prospective part of southern Peru. We are confident that combining the knowledge and experience of both companies will lead to the successful identification and development of new precious metal and base metal deposits within this large Area of Interest. There are many synergies that will result from being partners with Hochschild in both the Liam Joint Venture and this new extended joint venture area, Hochschild’s four gold-silver mines in the region, and merging the databases of both companies - all of which should accelerate our progress. We look forward to a long, mutually successful relationship with Hochschild.”

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  The Company has a number of significant projects, including the Liam gold-silver project in Peru in joint venture with Hochschild Mining plc. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

About Hochschild

Hochschild is a leading precious metals company listed on the London Stock Exchange (HOCM.L for Reuters / HOC LN for Bloomberg) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild currently operates five underground epithermal vein mines, four located in southern Peru and one in southern Argentina and one open pit mine in northern Mexico. Hochschild also has one early stage development project in Mexico and fifteen longer-term prospects throughout Latin America. Hochschild has over forty years experience in the mining of precious metal epithermal vein deposits.

Forward-looking Statements

Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Authorities.

These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

For more information please contact:

Timo Jauristo, Interim President & CEO

or

David Black, Chair of the Board

Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525